SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

F45 Training Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

30322L101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30322L101	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS

L1 Capital Pty Ltd
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		4,627,101
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

4,627,101
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,627,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.75% (1)
12	TYPE OF REPORTING PERSON
OO

(1)	Based upon 97,315,803 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 30322L101	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS

L1 Global Manager Pty Ltd
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0% (1)
12	TYPE OF REPORTING PERSON
OO

(1)	Based upon 97,315,803 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 30322L101	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS

First Maven Pty Ltd
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		4,627,101
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

4,627,101
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,627,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.75%(1)
12	TYPE OF REPORTING PERSON
OO

(1)	Based upon 97,315,803 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 30322L101	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS

Mark Landau
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australian
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		4,627,101
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

4,627,101
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,627,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.75%(1)
12	TYPE OF REPORTING PERSON
IN

(1)	Based upon 97,315,803 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 30322L101	13G/A	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS

Raphael Lamm
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Australian
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		4,627,101
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

4,627,101
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,627,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.75%(1)
12	TYPE OF REPORTING PERSON
IN

(1)	Based upon 97,315,803 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.

CUSIP No. 30322L101	13G/A	Page 7 of 10 Pages

Item 1. Security and Issuer.

This Amendment #1 to Schedule 13G (the “Amendment”) relates to the common stock, par value $0.00005 per share (the “Common Stock”) of F45 Training Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3601 South Congress Avenue, Building E, Austin, Texas 78704.

Item 2. Identity and Background.

(a)	Name of Person Filing:

This Amendment is being filed by:

(i) L1 Capital Pty Ltd, an Australian Proprietary Company, Limited by Shares (“L1 Capital Pty Ltd”);

(ii) L1 Global Manager Pty Ltd, an Australian Proprietary Company, Limited by Shares;

(iii) First Maven Pty Ltd, an Australian Proprietary Company, Limited by Shares (“First Maven Pty Ltd”);

(iv) Mark Landau, a citizen of Australia; and

(v) Raphael Lamm, a citizen of Australia (together with L1 Capital Pty Ltd, L1 Global Manager Pty Ltd, First Maven Pty Ltd and Mr. Landau, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 3, 2023, a copy of which is filed as an exhibit to this Amendment.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is Level 45, 101 Collins Street, Melbourne VIC 3000.

(c)	Citizenship or Place of Organization:

Commonwealth of Australia

CUSIP No. 30322L101	13G/A	Page 8 of 10 Pages

(d)	Title of Class of Securities:

Common Stock, par value $0.00005 per share

(e)	CUSIP Number:

30322L101

Item 3.

Not applicable.

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth with respect to each Reporting Person in Rows (5)-(9) and Row (11) of the respective cover page for each such Reporting Person and is incorporated herein by reference.

The beneficial ownership percentages disclosed on the cover pages of this Amendment and below are based on 97,315,803 shares of Common Stock outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2022.

L1 Capital Pty is the investment manager of L1 Long Short Fund Limited, an Australian public company limited by shares, L1 Capital Long Short Fund, an Australian domiciled managed investment scheme, and L1 Capital Long Short (Master) Fund, a Cayman Islands exempted company with limited liability, the entities which acquired a total of 4,627,101 shares of the Issuer’s Common Stock. L1 Capital Pty has shared voting and dispositive power over these shares. Accordingly, L1 Capital Pty may be deemed to beneficially own 4,627,101 shares of the Issuer’s Common Stock representing 4.75% of outstanding Common Stock.

As the sole owner of L1 Capital Pty Ltd, First Maven Pty Ltd may be deemed to beneficially own 4,627,101 shares of the Issuer’s Common Stock representing 4.75% of outstanding Common Stock.

As the Directors of First Maven Pty Ltd, each of Mr. Landau and Mr. Lamm may be deemed to beneficially own 4,627,101 shares of the Issuer’s Common Stock representing 4.75% of outstanding Common Stock. First Maven Pty Ltd, Mr. Landau and Mr. Lamm have shared voting and dispositive power over these shares of Common Stock.

CUSIP No. 30322L101	13G/A	Page 9 of 10 Pages

L1 Capital Pty Ltd, First Maven Pty Ltd and Messrs. Landau and Lamm expressly disclaimed beneficial ownership of the shares reported by this Amendment, as permitted by Rule 13d-4.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 4 above.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 30322L101	13G/A	Page 10 of 10 Pages

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 5, 2023	L1 Capital Pty Ltd
By: First Maven Pty Ltd, Owner

	By:	/s/ Mark Landau
Mark Landau, Director

May 5, 2023	L1 Global Manager Pty Ltd
By: First Maven Pty Ltd, Owner

	By:	/s/ Mark Landau
Mark Landau, Director

May 5, 2023	First Maven Pty Ltd

	By:	/s/ Mark Landau
Mark Landau, Director

May 5, 2023	/s/ Mark Landau
Mark Landau

May 5, 2023	/s/ Raphael Lamm
Raphael Lamm

Joint Filing Agreement

The undersigned agree to jointly file a Schedule 13G relating to their beneficial ownership of the Common Stock of F45 Training Holdings Inc.

L1 Capital Pty Ltd
By: First Maven Pty Ltd, Owner

By:	/s/ Mark Landau
Mark Landau, Director

L1 Global Manager Pty Ltd
By: First Maven Pty Ltd, Owner

By:	/s/ Mark Landau
Mark Landau, Director

First Maven Pty Ltd

By:	/s/ Mark Landau
Mark Landau, Director

/s/ Mark Landau
Mark Landau

/s/ Raphael Lamm
Raphael Lamm